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December 3, 2014

Larry Spirgel, Assistant Director
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:	American Public Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33810

Dear Mr. Spirgel:

On behalf of American Public Education, Inc. (the “Company”), this letter is in response to the staff’s comments provided in your letter dated November 5, 2014 to Richard W. Sunderland, Jr., Executive Vice President and Chief Financial Officer of the Company, with respect to the above-referenced Form 10-K.  Included as Attachment A is the statement of the Company requested by the Staff.

For ease of reference, the Staff’s comments are set forth in italic type immediately before the response submitted on behalf of the Company.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting

Policies Cash and cash equivalents, page 81

1.           Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company’s participation in programs administrated by the Department of Education and Department of Defense.

Pursuant to the Department of Education’s cash management requirements, the Company retains funds from Title IV financial aid programs in segregated cash management accounts prior to disbursement of the funds to student accounts.

United States Securities and Exchange Commission	- 2 -	December 3, 2014

As of December 31, 2013, the Company determined that amounts retained in such accounts were immaterial1 and did not warrant disclosure as an item on the Company’s consolidated balance sheet pursuant to Rule 5-02 of Regulation S-X. The Company was not required to restrict any cash related to its participation in programs administered by the Department of Defense.

Revenue Recognition, page 82

2. We note that bad debt expense increased from $6.7 million in 2011 to $13.6 million in 2012 and again to $14.3 million in 2013. You attribute these increases to unpaid balances due directly from non-military students that did not complete their academic period. In this regard, please tell us if you continue to recognize revenue pro rata over the remaining academic period or if you record the remaining non-refundable amount due from the student upon withdrawal.

The Company recognizes revenue on a pro rata basis over the period of its courses as the Company completes what it must do to entitle it to the benefits represented by such revenue.  At the time of a student’s withdrawal, the Company recognizes as revenue the remaining non-refundable amount due from the student.  The calculation of the remaining non-refundable amount is based upon the Company’s student refund policy as disclosed on page 65 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

3. Please tell us if you reassess whether collectability is reasonably assured in accordance with SAB 13:A1 when a student withdraws and becomes responsible for the unpaid balance of their student account. In this regard, please provide us with a quantitative analysis of your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

The Company has assessed the collectability of revenue derived from students utilizing the Department of Education’s (“ED”) Title IV financial aid programs2 and has determined that collectability of revenue from all such students is reasonably assured at the time of recognition.

Description of Revenue Recognition Practices

The Company’s3 bad debt expense has increased over time principally due to an increase in the Company’s revenue and in the number of students utilizing funds from ED’s Title IV financial aid programs who withdraw (as withdrawal is defined by ED) during a Title IV payment period.

1 The Company’s restricted cash balance as of December 31, 2013, was approximately 0.8% of its total cash balance.

2 The Title IV financial aid programs are those student financial assistance programs that are authorized under Title IV of the Higher Education Act of 1965, as amended.

3 The Company interprets the Staff’s Comment to apply to the practices of the Company’s APEI operating segment, which primarily consists of the operations of American Public University System (“APUS”). The Company did not acquire the operations of its other operating segment, the Hondros College of Nursing segment until November 2013. Accordingly, the Company’s response to Staff Comment 3 focuses on the Company’s revenue recognition policies as applied to APUS and references to the Company’s practices in this response are in reference to those practices.

United States Securities and Exchange Commission	- 3 -	December 3, 2014

See Item 3, Quantitative Analysis below. When a student participating in Title IV financial aid programs withdraws during a payment period, the Company must return Title IV financial aid that was disbursed to the student but that was ultimately not earned by the student due to the student’s withdrawal (referred to as a Return of Title IV Funds, or “R2T4”).4 Depending on the amount of funds that the Company must return to ED on the student’s behalf, the R2T4 payment may result in an unpaid balance owed to the institution by the student.5 There are generally two types of R2T4’s processed by the Company: (i) R2T4’s for students whom the Company identifies as having withdrawn following the end of a financial aid payment period after the associated revenue has been recognized (“Post Revenue Recognition Withdrawal Students”); and (ii) R2T4’s for students whom the Company identifies as having withdrawn during the pendency of a financial aid payment period before full recognition of the associated revenue (“In Term Withdrawal Students”). See Items 2a-2b, Quantitative Analysis below.

The Company recognizes revenue on a pro rata basis over the period of its courses as the Company completes what it must do to entitle it to the benefits represented by such revenue.  For students who withdraw, the Company recognizes as revenue any non-refundable amount due from a student on the date of the student’s withdrawal.  The Company has assessed the collectability of revenue derived from students utilizing Title IV financial aid programs and has determined that collectability of revenue from all such students is reasonably assured at the time of recognition.6

4 APUS is certified to participate in ED’s Title IV financial aid programs and administers such programs in accordance with applicable law. Pursuant to 34 CFR § 668.22 “[w]hen a recipient of title IV grant or loan assistance withdraws from an institution during a payment period . . . the institution must determine the amount of title IV grant or loan assistance that the student earned as of the student’s withdrawal date . . . .” These amounts may include payments made to the institution for tuition and fees and payments made directly to the student for other expenses.

5 The Company believes that a portion of the increase in bad debt expense was the result of a change in ED’s regulations published October 29, 2010, which established several new rules for determining when a student is considered withdrawn (“Revised Regulations”). Under the Revised Regulations, an institution generally must treat a student in a module (defined as a course or courses that do not span the entire length of the payment period) as withdrawn if the student does not complete all the instructional time that the student was scheduled to complete during the payment period. Previously, if a student in a standard, term-based program offered in modules ceased attendance after completing one module, the student was not considered to have withdrawn, and the school was not required to perform an R2T4 calculation. APUS offers term-based modules and must comply with the Revised Regulation’s requirements related to modules. In addition, in certain circumstances, APUS uses a student’s last day of attendance at an academically-related activity as the student’s withdrawal date for R2T4 purposes. For online courses, “academic attendance” means engaging in an academically-related activity, such as participating in class through an online discussion or initiating contact with a faculty member to ask a question; simply logging into an online class does not constitute “academic attendance” for purposes of the R2T4 requirements. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds or (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date of the institution’s determination that a student withdrew.

6 For students utilizing ED’s Title IV financial aid programs, collectability is reasonably assured prior to recognition of revenue because (i) from a credit risk perspective, the Company’s population of students utilizing Title IV programs is largely homogenous with an average age of 33 and 89% being working adults; (ii) initial payment due to the Company in accordance with ED’s regulations is an obligation of the United States government; (iii) to meet accreditation requirements, strategic attention is given by the Company to admitting students who are college ready and to providing resources in support of student success and retention; (iv) the Company does not believe that debt related to qualified higher education expenses is generally dischargeable in bankruptcy, providing students with a strong incentive to ultimately meet their financial obligations to the Company; and (v) the Company has confidence in its ability to collect as a result of procedures to prevent abuse, which include (inter alia) verification of a student’s identity, additional verification of student provided information upon identification of discrepant information, and/or additional review of students who demonstrate patterns associated with previously identified abusive behavior.

United States Securities and Exchange Commission	- 4 -	December 3, 2014

Further, and most notably, the Company estimates that the substantial majority of its bad debt expense attributable to students utilizing Title IV programs is related to Title IV funds disbursed directly to students for expenses other than tuition and fees, which are amounts that are never recognized by the Company as revenue (“Credit Balance Refunds”).7 See Item 3, Quantitative Analysis below. After the Company records receivables due from students, the company assesses the collectability of the receivable and records a reserve for the estimated uncollectable portion and the corresponding bad debt expense.

The Company believes that the facts surrounding its R2T4 process support its revenue recognition practices.  First, the substantial majority of R2T4’s relate to Post Revenue Recognition Withdrawal Students who were identified as having withdrawn after recognition of the associated revenue.  Second, a relatively small amount of R2T4’s are related to In Term Withdrawal Students where the Company is aware of the required R2T4 before revenue recognition.  Third, the Company believes that the substantial majority of its total bad debt expense is attributable to Credit Balance Refunds and that only a de minimis amount of bad debt expense related to R2T4’s is attributable to amounts that were actually recognized as revenue.  Finally, the Company believes that it is in compliance with GAAP because it properly accrues revenue and assesses the collectability of its accounts receivables at the time the receivables are created and records the appropriate reserve and bad debt expense.

[Letter continues on next page]

7           When an institution applies Title IV financial aid program funds to a student’s account, a credit balance may occur if the student, based on Title IV financial aid program rules, was awarded more Title IV financial aid program funds than required for institutional tuition and fees.  ED regulations generally require the institution to pay directly to the student the credit balance that occurs when Title IV financial aid program funds applied to a student’s account exceeds institutional tuition and fees.  We refer to such payment as a “Credit Balance Refund.”

United States Securities and Exchange Commission	- 5 -	December 3, 2014

Quantitative Analysis

Per the Staff’s request, the Company has prepared the following quantitative analysis of the Company’s collections experience for revenue derived from Title IV students.

Quantitative Analysis[8]			$ Dollars (millions)
1		Total 2013 bad debt expense	$14.011
2		Approximate amount of 2013 bad debt expense attributable to the Return of Title IV funds	8.269
	2a	Approximate amount of 2013 bad debt expense attributable to Post Revenue Recognition Withdrawal Students (included in 2).		$6.946
	2b	Approximate amount of 2013 bad debt expense attributable to In Term Withdrawal Students (included in 2).		1.323
Distribution of Bad Debt Attributable to Return of Title IV Funds			$ Dollars (millions)
3		Approximate amount of the Company’s total 2013 bad debt expense related to credit balance refunds paid to students. These amounts were never recognized as revenue by the Company (included in 2).	$8.099
	3a	Approximate amount of 2013 bad debt expense from credit balance refunds attributable to Post Revenue Recognition Withdrawal Students (included in 3).		$6.835
	3b	Approximate amount of 2013 bad debt expense from credit balance refunds attributable to In Term Withdrawal Students (included in 3).		1.264
4		Approximate amount of 2013 bad debt expense directly related to amounts actually recognized by the Company as revenue (tuition and fees) (included in 2).	0.170
	4a	Approximate amount of 2013 bad debt expense directly related to amounts recognized by the Company as revenue that is attributable to Post Revenue Recognition Withdrawal Students (included in 4).		0.111
	4b	Approximate amount of 2013 bad debt expense directly related to amounts recognized by the Company as revenue that is attributable to In Term Withdrawal Students (included in 4).		0.059

8           The Quantitative Analysis is based upon estimates from APUS’s financial results for the year ended December 31, 2013.

United States Securities and Exchange Commission	- 6 -	December 3, 2014

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2778.

Very truly yours,

/s/ William I. Intner

William I. Intner
Partner

cc:	Richard W. Sunderland, Jr. Wallace E. Boston, Jr Stuart Taub, McGladrey, LLC

Attachment A
Statement of American Public Education, Inc.

December 3, 2014

Re:	American Public Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33810

American Public Education, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Public Education, Inc.

By:         /s/ Richard W. Sunderland, Jr.
Richard W. Sunderland, Jr.
Executive Vice President, Chief Financial Officer